SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
                                 (Rule 14D-100)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                           --------------------------
                          NABISCO GROUP HOLDINGS CORP.
                       (Name of Subject Company (Issuer))

                                  Carl C. Icahn
                                 Barberry Corp.
                         High River Limited Partnership
                                  Riverdale LLC

                                Icahn & Co., Inc.
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   74960K 876
                      (CUSIP Number of Class of Securities)

                               Marc Weitzen, Esq.
                                 General Counsel

                                Legal Department,
                  Icahn Associates Corp. & affiliated companies

                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153

                                 (212) 702-4350

                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on behalf of Filing Persons)

                            CALCULATION OF FILING FEE

Transaction Valuation: Not applicable      Amount of Filing Fee:  Not applicable

  /   / Check the box if any part of the fee is  offset as  provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable       Filing Party: Not applicable
Form or registration no.: Not applicable     Date Filed: Not applicable

         /X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         / /      third-party tender offer subject to Rule 14d-1.

         / /      issuer tender offer subject to Rule 13e-4.

         / /      going-private transaction subject to Rule 13e-3.

         / /      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

         On April 4, 2000, Carl C. Icahn sent the following letter to the Board of Directors of Nabisco Group Holdings Corp.

                                767 Fifth Avenue

                               New York, NY 10153

                                  April 4, 2000

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors
Nabisco Group Holdings Corp.
7 Campus Drive
Parsippany, NJ  07054-0311


Ladies and Gentlemen:


I have read your latest press release with great interest and some confusion. You have stated that, with respect to my proposed $13 per share tender for 100 million NGH shares, "the Board of Directors unanimously determined that the price offered is inadequate" and "does not come close to reflecting the underlying value of the Company's  business...." I cannot help wonder why, then, the top eight executives of Nabisco who received, according to your proxy statement, approximately $80 million in pay, securities and other benefits last year, did not use part or all of their bounty to purchase NGH when it recently traded as low as $8.25 per share.

However, it is comforting to note that you have instructed management to "explore all alternatives to maximize shareholder value. These will include the sale of the company." Now that you are willing to sell the Company on a friendly basis, I would like to make the following friendly offer:

Subject to due diligence for a period of three weeks for me and my banking institutions, I would pay $16 per share for all of NGH. I have been in contact with a large investment bank and with lending institutions and have been informed that on a "friendly" basis, there should be no problem in facilitating the acquisition of NGH, especially in light of the large amount of capital my companies would contribute to the transaction. I would not require that you withdraw NGH from the market during this due diligence period and would not require that you pay any break-up fee if my offer is topped, other than to reimburse my companies for any commitment fees which they are required to pay for the availability of financing.

If you are not willing to go forward with me and do not officially put the Company up for sale now, stockholders can only conclude that your press release was simply designed to give them false hopes and prevent your losing a proxy contest.

Very truly yours,


Carl C. Icahn

WE HAVE NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS STATEMENT. UPON THE COMMENCEMENT OF ANY TENDER OFFER, WE WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THAT STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF A TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE
(I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov AND (II) THE OFFER TO PURCHASE, THE LETTER OF TRANSMITTAL AND THE NOTICE OF GUARANTEED DELIVERY FROM THE INFORMATION AGENT FOR THE TENDER OFFER.

WE HAVE NOT YET FILED A PROXY STATEMENT. SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO OUR SOLICITATION OF PROXIES FROM THE STOCKHOLDERS OF NABISCO GROUP HOLDINGS FOR USE AT ITS 2000 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF NABISCO GROUP HOLDINGS AND WILL BE AVAILABLE AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT http://www.sec.gov. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN THE SCHEDULE 13D FILED BY CARL C. ICAHN AND OTHERS WITH RESPECT TO NABISCO GROUP HOLDINGS. THAT SCHEDULE 13D IS CURRENTLY AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE.

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         On April 4, 2000, Carl C. Icahn issued the following press release with respect to Mr. Icahn's letter to the Board of Directors of Nabisco Group Holdings Corp.

              Icahn Seeks Due Diligence from NGH for $16 per Share Offer, in a "Friendly" Transaction

New York, New York. April 4, 2000. Carl C. Icahn announced today that he has offered to pay $16 per share for all of NGH in a transaction to be completed on a "friendly" basis. The offer was made by Mr. Icahn subject to financing by his banking institutions. The offer, which was made in a letter to the NGH Board of Directors, states that Icahn had been "in contact with a large investment bank and with lending institutions and have been informed that on a "friendly" basis, there should be no problem in facilitating the acquisition of NGH, especially in light of the large amount of capital my companies would contribute to the transaction."

Mr. Icahn's letter concludes: "If you are not willing to go forward with me and do not officially put the Company up for sale now, stockholders can only conclude that your press release was simply designed to give them false hopes and prevent your losing a proxy contest."

A copy of Mr. Icahn's letter is attached to this release.

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   Mr. Icahn and his affiliates have not yet commenced a tender offer relating to Nabisco Group Holdings. Upon the commencement of any such tender offer, they will file a tender offer statement with the Securities and Exchange Commission. That statement will contain important information about the tender offer and should be read by security holders. If a tender offer is commenced, security holders will be able to obtain at no charge (i) the tender offer statement and other documents when they become available on the Securities and Exchange commission's website at http://www.sec.gov and (ii) the offer to purchase, the letter of transmittal and the notice of guaranteed delivery from the information agent for the tender offer.

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   Mr. Icahn and his affiliates have not yet filed a proxy statement. Security holders are advised to read the proxy statement and other documents related to the solicitation of proxies by Mr. Icahn and his affiliates from the stockholders of Nabisco Group Holdings for use at its 2000 annual meeting when they become available because it will contain important information. When completed, a definitive proxy statement and a form of proxy will be mailed to stockholders of Nabisco Group Holdings and will be available at no charge on the Securities and Exchange Commission's website at http://www.sec.gov. Information relating to the participants in the proxy solicitation is contained in the Schedule 13D filed by Mr. Icahn and his affiliates with respect to Nabisco Group Holdings. That Schedule 13D is currently available at no charge on the Securities and Exchange Commission's website.

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Contact:  Susan Gordon: (212) 702-4309 or Karen Kavanagh: (212) 702-4310